INITIAL CAPITAL AGREEMENT

________, 2012

Board of Trustees of
Empyreal Investment Trust
100 Wilshire Boulevard
Suite 1900
Santa Monica, California 90401

Ladies and Gentlemen:

The undersigned hereby subscribes for 10,000 Shares of Beneficial Interest, no par value, of the Empyreal ____________________ Fund, a series of the Empyreal Investment Trust, a Delaware statutory trust, at $10.00 per share for an aggregate purchase price of $100,000.  Our payment in full is confirmed.

The undersigned represents and agrees that it is purchasing these Shares for investment purposes, for its own account and risk and not with a view to any sale, division or other distribution thereof within the meaning of the Securities Act of 1933, nor with any present intention of distributing or selling such shares.

Very truly yours,

By:

Its:

Confirmed and Accepted:

Empyreal Investment Trust

By:

Its: